UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Knot, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

499184109

(CUSIP Number)

Charles Y. Tanabe, Esq. Senior Vice President, General Counsel and Secretary Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5400	Neal S. Grabell, Esq. Executive Vice President, General Counsel and Secretary QVC, Inc. Studio Park 1200 Wilson Drive West Chester, PA 19380 (484) 701-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒**

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  Certain of the reporting persons were members of a group of reporting persons which previously filed a Statement on Schedule 13G with respect to the beneficial ownership of common stock of The Knot, Inc.

CUSIP No. 499184109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 30,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Includes options to purchase 30,000 shares of common stock, par value $.001 per share (the “Common Stock”) of The Knot, Inc. (the “Company”), 15,000 of which have an exercise price of $.43 per share and are exercisable at any time on or before June 15, 2011; 5,000 of which have an exercise price of $.62 per share and are exercisable at any time on or before May 15, 2012; 5,000 of which have an exercise price of $1.80 and are exercisable at any time on or before May 14, 2013; and 5,000 of which have an exercise price of $4.00 and are exercisable at any time on or before May 13, 2014.  The options are held by Mr. Randy Ronning, a former director of the Company and an officer of QVC, Inc.  Pursuant to a Nominee Agreement (the “Nominee Agreement”), dated as of July 1, 2001, between Interactive Technology Holdings, LLC (“ITH”) and Mr. Ronning, all options and shares of Common Stock received by Mr. Ronning in his capacity as director of the Company were deemed held for the benefit of the ITH.  On January 31, 2005, pursuant to the distribution of all of the assets of ITH to its members, the rights of ITH under the Nominee Agreement were assigned to another Reporting Person.  See Item 3.

(2)           Based upon 22,279,642 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of (i) 22,249,642 shares of Common Stock outstanding as of November 5, 2004 (as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004) and (ii) 30,000 shares of Common Stock issuable upon exercise of options held for the benefit of the Reporting Persons as described in Note (1) above.

CUSIP No. 499184109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interactive Technology Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 499184109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QK Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 30,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Includes options to purchase 30,000 shares of Common Stock of the Company, 15,000 of which have an exercise price of $.43 per share and are exercisable at any time on or before June 15, 2011; 5,000 of which have an exercise price of $.62 per share and are exercisable at any time on or before May 15, 2012; 5,000 of which have an exercise price of $1.80 and are exercisable at any time on or before May 14, 2013; and 5,000 of which have an exercise price of $4.00 and are exercisable at any time on or before May 13, 2014.  The options are held by Mr. Randy Ronning, a former director of the Company and an officer of QVC, Inc.  Pursuant to the Nominee Agreement, all options and shares of Common Stock received by Mr. Ronning in his capacity as director of the Company were deemed held for the benefit of the ITH.  On January 31, 2005, pursuant to the distribution of all of the assets of ITH to its members, the rights of ITH under the Nominee Agreement were assigned to this Reporting Person.  See Item 3.

(2)           Based upon 22,279,642 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of (i) 22,249,642 shares of Common Stock outstanding as of November 5, 2004 (as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004) and (ii) 30,000 shares of Common Stock issuable upon exercise of options held for the benefit of the Reporting Persons as described in Note (1) above.

CUSIP No. 499184109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QVC, Inc. 23-2414041

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 30,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14.	Type of Reporting Person (See Instructions) CO, HC

(1)           Includes options to purchase 30,000 shares of Common Stock of the Company, 15,000 of which have an exercise price of $.43 per share and are exercisable at any time on or before June 15, 2011; 5,000 of which have an exercise price of $.62 per share and are exercisable at any time on or before May 15, 2012; 5,000 of which have an exercise price of $1.80 and are exercisable at any time on or before May 14, 2013; and 5,000 of which have an exercise price of $4.00 and are exercisable at any time on or before May 13, 2014.  The options are held by Mr. Randy Ronning, a former director of the Company and an officer of QVC, Inc.  Pursuant to the Nominee Agreement, all options and shares of Common Stock received by Mr. Ronning in his capacity as director of the Company were deemed held for the benefit of the ITH.  On January 31, 2005, pursuant to the distribution of all of the assets of ITH to its members, the rights of ITH under the Nominee Agreement were assigned to another Reporting Person.  See Item 3.

(2)           Based upon 22,279,642 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of (i) 22,249,642 shares of Common Stock outstanding as of November 5, 2004 (as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004) and (ii) 30,000 shares of Common Stock issuable upon exercise of options held for the benefit of the Reporting Persons as described in Note (1) above.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY MEDIA CORPORATION
QVC, INC.
QK HOLDINGS, INC.
and
INTERACTIVE TECHNOLOGY HOLDINGS, LLC

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

THE KNOT, INC.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Liberty Media Corporation (“Liberty”), QVC, Inc. (“QVC”), QK Holdings, Inc. (“QK”) and Interactive Technology Holdings, LLC (“ITH”) on October 14, 2003 (the “Original Filing”).  Liberty, QVC, QK and ITH are hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”).

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.  References to “herein” and “hereof” are references to the Original Filing, as amended by this Amendment.

Item 1.	Security and Issuer
This Report on Schedule 13D (the “Statement”) relates to the common stock, par value $.001 per share (the “Common Stock”) of The Knot, Inc., a Delaware corporation (the “Issuer” or “Company”).

Item 2.	Identity and Background

Item 2 of the Original Filing is amended and supplemented to add the following information:

Liberty is a holding company that, through its ownership of interests in subsidiaries and affiliates, is primarily engaged in (i) electronic retailing, (ii) international cable television distribution, telephony and programming, and (iii) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software. In addition, companies in which we own interests are engaged in, among other things, (i) interactive commerce via the Internet, television and telephone, (ii) domestic cable and satellite broadband distribution services, and (iii) wireless domestic telephony and other technology ventures.

Information concerning the executive officers and directors of each of the Reporting Persons is set forth in Exhibit 99.1 to this Statement. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted in Exhibit 99.1.  No Reporting Person or, to the best knowledge of the Reporting Person, any of its executive officers and directors named in Exhibit 99.1 to this Statement, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is amended and supplemented to add the following information:

On January 31, 2004, pursuant to a Dissolution Agreement among each of the Liberty Reporting Persons, Comcast Holdings Corporation and Comcast QIH, Inc. (“CQIH”) (the “Dissolution Agreement”), all of the assets of ITH, including securities of the Issuer, were distributed (the “Distribution”) to the members of ITH.  Pursuant to this Dissolution Agreement, (a)  all 4,025,590 shares of Common Stock owned by ITH were distributed to CQIH, and (b) all of ITH’s rights under the Nominee Agreement were assigned to QK, resulting in QK having beneficial ownership of options to purchase 30,000 shares of Common Stock issued to Mr. Ronning.  As of the date hereof, Mr. Ronning has been issued options to purchase an aggregate of 30,000 shares of Common Stock, 15,000 of which have an exercise price of $0.43 per share and are exercisable at any time on or before June 15, 2011; 5,000 of which have an exercise price of $0.62 per share and are exercisable at any time on or before May 15, 2012; 5,000 of which have an exercise price of $1.80 and are exercisable at any time on or before May 14, 2013; and 5,000 of which have an exercise price of $4.00 and are exercisable at any time on or before May 13, 2014.  As a result of the Distribution, the Reporting Persons are no longer required to file reports on Schedule 13D with respect to the Issuer.

Item 4.	Purpose of Transaction
Item 4 of the Original Filing is amended and supplemented to add the following information: The information set forth in Item 3 of this Amendment is hereby incorporated by reference herein.
Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Filing is amended by replacing it in its entirety with the following:

(a)       On January 31, 2005, as a result of the Distribution and by virtue of the relationship among the Reporting Persons described in Item 2 of this Amendment, the Reporting Persons beneficially own 30,000 shares of Common Stock, which includes 30,000 shares of Common Stock that may be purchased upon the exercise of options exercisable within 60 days hereof pursuant to their terms.  Such shares of Common Stock represent approximately 0.1% of the aggregate 22,279,642 shares of Common Stock outstanding, comprised of (i) the 22,249,642 shares of Common Stock that were actually outstanding as of November 5, 2004 (as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004) and (ii) the 30,000 shares of Common Stock issuable upon exercise of such options held by Mr. Ronning on behalf of QK.

To the best knowledge of each Reporting Person, none of its executive officers or directors named on Exhibit 99.1 to this Statement beneficially owns any shares of Common Stock of the Company.

(b)       By virtue of the relationship among the Reporting Persons, Liberty, QVC and QK may be deemed to have shared voting power of the shares of Common Stock beneficially owned by QK.  Because of its indirect ownership of QK, Liberty may be deemed to have sole dispositive power with respect to such shares of Common Stock.

(c)       To the best knowledge of each Reporting Person, none of its executive officers or directors named on Exhibit 99.1 to this Statement have effected any transactions in the Company’s securities in the last 60 days other than those transactions described in this Statement.

(d)       None.

(e)       On January 31, 2005, as a result of the Distribution, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is amended and supplemented to add the following information:

The information set forth in Item 3 of this Amendment is hereby incorporated by reference herein.

Pursuant to the Dissolution Agreement, ITH assigned and transferred to CQIH all of ITH’s rights pursuant to the Investors’ Rights Agreement (as described in Item 6 of the Original Filing), including the right to request one demand registration, the right to participate in piggyback registrations and the right to request Form S-3 registration under the Investors’ Rights Agreement.

Item 7.	Material to Be Filed as Exhibits

10.1                      Third Amended and Restated Investors’ Rights Agreement, dated October 6, 1999 (incorporated by reference to Exhibit 10.7 the Company’s Registration Statement on Form S-1 (File No. 333-87345) as filed on September 17, 1999).

10.2                      Nominee Agreement, dated as of July 2, 2001, by an among Interactive Technology Holdings, LLC and Randy Ronning (incorporated by reference to Exhibit 10.2 to the Statement on Schedule 13D filed by the Reporting Persons and dated September 17, 2003).

10.3                      Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.3 to the Statement on Schedule 13D filed by the Reporting Persons and dated September 17, 2003).

99.1.                   Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. (filed herewith).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2005

INTERACTIVE TECHNOLOGY HOLDINGS, LLC

By: QK Holdings, Inc., its Managing Member

By:	/s/ Gerald J. Timlin
	Name:	Gerald J. Timlin
	Title:	Vice President and Treasurer

QK HOLDINGS, INC.

By:	/s/ Gerald J. Timlin
	Name:	Gerald J. Timlin
	Title:	Vice President and Treasurer

QVC, INC.

By:	/s/ Neal S. Grabell
	Name:	Neal S. Grabell
	Title:	Executive Vice President, General Counsel and Secretary

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President

Exhibit Index

10.1         Third Amended and Restated Investors’ Rights Agreement, dated October 6, 1999 (incorporated by reference to Exhibit 10.7 the Company’s Registration Statement on Form S-1 (File No. 333-87345) as filed on September 17, 1999).

10.2         Nominee Agreement, dated as of July 2, 2001, by an among Interactive Technology Holdings, LLC and Randy Ronning (incorporated by reference to Exhibit 10.2 to the Statement on Schedule 13D filed by the Reporting Persons and dated September 17, 2003).

10.3         Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.3 to the Statement on Schedule 13D filed by the Reporting Persons and dated September 17, 2003).

99.1.        Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. (filed herewith).